FOR IMMEDIATE RELEASE - CALGARY, ALBERTA - MAY 23, 2007

BAYTEX ENERGY TRUST TO PRESENT AT THE CANCCORD ADAMS INVESTING FOR INCOME CONFERENCE

CALGARY, ALBERTA (May 23, 2007) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) is pleased to announce that Anthony Marino, Chief Operating Officer will be presenting at the Investing for Income Conference hosted by Canaccord Adams on Thursday, May 24, 2007 at 10:15 a.m. (EST) in Montreal, Quebec. The webcast (audio only) and presentation slides will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentation. The live webcast (audio only) version of the conference can also be accessed via the following URL:

English URL: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1864280
French URL: http://www.cnw.ca/fr/webcast/viewEvent.cgi?eventID=1864280

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust Units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Ray Chan, President & C.E.O.	Telephone: (403) 267-0715
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Erin Hurst, Investor Relations	Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca